UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2018

Commission File Number: 333-202600

NATCORE TECHNOLOGY, INC.
(Translation of registrant's name into English)

189 N. Water Street, Rochester, NY 14604-1163
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[ x ] Form 20-F   [           ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [           ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [           ]

SUBMITTED HEREWITH

Exhibits

99.1	News Release dated March 20, 2018

99.2	News Release dated March 29, 2018

99.3	News Release dated April 27, 2018

99.4	News Release dated July 18, 2018

99.5	News Release dated July 21, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NATCORE TECHNOLOGY, INC.
(Registrant)

Date: July 31, 2018	By:	/s/ Charles R. Provini

Charles R. Provini
	Title:	President & CEO